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                              August 22, 2023

       Kong Xiao Jun
       Chief Executive Officer
       China Foods Holdings Ltd.
       2301A, 26 Harbour Road
       Wanchai, Hong Kong

                                                        Re: China Foods
Holdings Ltd.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2022
                                                            File No. 001-32522

       Dear Kong Xiao Jun:

              We have limited our review of your filing to the submission and/or disclosures as required by Item 9C of Form 10-K and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Form 10-K for the Fiscal Year Ended December 31, 2022

       General

   1. We note that during your fiscal year 2022 you were identified by the Commission pursuant to Section
104(i)(2)(A) of the Sarbanes-Oxley Act of 2002 (15 U.S.C.
                                                        7214(i)(2)(A)) as
having retained, for the preparation of the audit report on your financial statements included in
the Form 10-K, a registered public accounting firm that has a branch or office that
is located in a foreign jurisdiction and that the Public Company
                                                        Accounting Oversight
Board had determined it is unable to inspect or investigate
                                                        completely because of a
position taken by an authority in the foreign jurisdiction. Please provide the
documentation required by Item 9C(a) of Form 10-K in the EDGAR submission form
SPDSCL-HFCAA-GOV    or tell us why you are not required to do so.
                                                        Refer to the Staff
Statement on the Holding Foreign Companies Accountable Act and the
                                                        Consolidated
Appropriations Act, 2023, available on our website at

https://www.sec.gov/corpfin/announcement/statement-hfcaa-040623.
              We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of
 Kong Xiao Jun
China Foods Holdings Ltd.
August 22, 2023
Page 2

action by the staff.

      Please contact Austin Pattan at (202) 551-6756 or Jennifer Gowetski at
(202) 551-
3401 with any questions.



                                                          Sincerely,
FirstName LastNameKong Xiao Jun
                                                          Division of
Corporation Finance
Comapany NameChina Foods Holdings Ltd.
                                                          Disclosure Review
Program
August 22, 2023 Page 2
cc:       Conn Flanigan
FirstName LastName